Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

Microsite BBVA-Sabadell

Intranet Q&A BBVA-Sabadell

Frequent questions

Offer

1.	Why has BBVA launched this offer to Banco Sabadell shareholders?

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The aim is ultimately to merge the two banks, to build a stronger, more competitive and profitable entity and erect a benchmark within the market in terms of assets, loans and deposits. The new bank will have greater scale, which will stand us in better stead to address the structural challenges posed by the financial sector, while efficiently making the necessary investments in digital transformation within an increasingly global sector.

●	The complementarity and the ability to generate relevant synergies make this transaction financially attractive for the shareholders of both BBVA and Banco Sabadell.

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BBVA remains firmly committed to all the markets in which it operates, and from a position of strength it will intensify its support for businesses and for cultural, scientific and social projects. It will do this not only through its core banking activity, but also through its various foundations in Catalonia, the Valencian Community and the other regions where Banco Sabadell is present. The new bank will have two operational headquarters in Spain: one at Banco Sabadell’s corporate center in Sant Cugat del Vallès (Barcelona) and the other at Ciudad BBVA, in Madrid. BBVA is confident that the integration of both banks will also increase Barcelona’s appeal as a European hub for startups. The Sabadell brand will continue to be used alongside the BBVA brand in those regions or businesses in which doing so would make good commercial sense.

●	The transaction will also be positive for our other stakeholders.

○	Our customers stand to benefit from a unique value proposition, thanks to the synergies between both franchises, a wider range of products and the new bank’s more global outreach.

○	Employees will have access to new career and growth opportunities within an even more global entity.

○	The combined bank will be able to lend more to households and businesses (roughly €5 billion in additional lending per year) and to contribute to the public coffers via the taxes.

○	This will ultimately lead to greater economic and social progress.

2.	Why is BBVA launching an offer to Banco Sabadell shareholders following the rejection of the SAB Board to a merger proposal?

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In mid-April, BBVA’s Chair met with the Chair of Banco Sabadell to convey BBVA’s interest in resuming the talks that did not ultimately come to fruition back in 2020. They were asked to deliver a specific proposal on April 30, but on that day a leak to the press precipitated the events that unfolded. Upon learning that Banco Sabadell’s board had turned down the proposed merger offer on May 6th, BBVA wished to give Sabadell’s more than 200,000 shareholders the opportunity to decide about the exchange of their shares for those of BBVA. BBVA believes that both sides stand to benefit, and therefore the proposal should be presented directly to Sabadell’s shareholders, its legitimate owners, so that they can weigh it up, without this generating any conflict.

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In accordance with European and Spanish rules and regulations on takeover bids, the decision on whether to accept does not fall to the board of directors of the target company, but rests squarely on the shoulders of its shareholders. Its board must comply with the neutrality rule, whereby it prevents any action (without prior approval from the general shareholders’ meeting) that might impede the success of the bid.

3.	What makes the transaction attractive to Banco de Sabadell’s shareholders?

●	It’s an all-share transaction, with an exchange ratio of one new BBVA share for every 4.83 Banco Sabadell shares.

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The proposed exchange ratio offers a premium of 30% over the closing prices on April 29[1]; of 42% over the volume weighted average prices of the month prior to April 29; and of 50% of the weighted average prices for the previous three months[2].

●	Assuming 100% uptake, Banco Sabadell shareholders would acquire a stake of approximately 16% in BBVA, benefiting from the additional value created at the merged entity.

●	Moreover, considering the estimated synergies following the merger (€850 million), earnings per share would increase by about 27 percent[3] for the shareholders of Banco Sabadell.

1 As per the terms set out in the market release dated May 1, 2024.

2 Volume-weighted average price (VWAP) of Banco Sabadell and BBVA on the relevant date.

3 Increase in earnings per share (EPS) for Sabadell shareholders, calculated as the variation between the following two figures:

- Initial estimated EPS in 2026: estimated EPS for Banco Sabadell of €0.24/share. This EPS is calculated as the quotient between: estimated net profit in 2026 for Banco Sabadell of €1.25 billion according to analyst consensus published in Bloomberg on April 29, 2024; and the number of Banco Sabadell shareholders after deducting the total amount of shares in the €340 million share buyback plan that the bank had in place on that date (estimated at 5.28 billion shares).

- Estimated final EPS in 2026: estimated EPS in 2026 (adjusted for the proposed exchange ratio of one share of BBVA for every 4.83 shares of Banco Sabadell) for the resulting bank (BBVA+Sabadell) of €0.30/share. This EPS takes into consideration: in the numerator, 1) the sum of the estimated net earnings in 2026 of BBVA and Banco

4.	Why is the takeover being paid for in shares rather than cash?

●	Making the offer in shares protects the shareholders of both BBVA and SAB against any macroeconomic or external factors, thus aligning their interests.

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Furthermore, an offer in shares allows Banco Sabadell’s shareholders to benefit from the extra value generated by the future integration with BBVA, with a stake of around 16 percent in BBVA (assuming 100% uptake).

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We expect profit to grow at double digit this year, while generating capital and maintaining the current distribution policy for shareholders, current and future ones, as well as a commitment to distributing any excess capital above the 12 percent[4].

●	In any event, for those shareholders from Banco Sabadell who would prefer cash, they can have it immediately by selling the BBVA shares once they have accepted the offer. BBVA shares are very liquid.

5.	What makes it an attractive deal for BBVA’s shareholders?

●	The financial terms are attractive for shareholders of both banks, given the significant potential for unlocking synergies.

●	Specifically, for BBVA shareholders:

∎	The increase in earnings per share[5] will be gradual from the first year of the merger, increasing by 3.5% once the savings have been fully realized (in the third year following the merger).
∎	Tangible book value per share will increase by approximately 1% on the merger date.
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The return on incremental invested capital for BBVA shareholders (ROIIC)[6] is approximately 20%, which is significantly higher than the cost of capital and compares favorably with other investment options, particularly with a potential share buyback.

6.	Has Banco Sabadell been valued by an independent expert?

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BBVA’s Board of Directors received advice from J.P. Morgan and UBS during the decision-making process, both leading investment banks with extensive experience in takeovers. In their reports, it is concluded that, the consideration

Sabadell according to analyst consensus published in Bloomberg on April 29, 2024 (€8.09 billion and €1.25 billion respectively); plus 2) the net synergies (assuming complete implementation) from taxes (€603 million); in the denominator, the number of shares of the resulting bank (6.86 billion shares), considering 100 percent uptake, adjusted for the indicated exchange ratio.

4 Based on a pro-forma, fully-loaded Basel IV ratio, subject to regulatory clearance.

5 Based on consensus figures as of April 29.

6 Calculated for 2026, considering the estimated synergies from the merger and without considering any potential impact from the asset management and custody joint ventures. Formula used: [Incremental result for BBVA shareholders / impact of the merger on CET1]. Based on consensus figures as of April 29.

offered by BBVA to acquire all of the shares of Banco Sabadell is reasonable for BBVA from a financial standpoint and based on prevailing market conditions.

7.	Why has the value of Sabadell shares approached the value of the offer presented by BBVA? Does that mean that the offer is less attractive?

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The announcement of a takeover often affects the share price of the company launching the bid, especially when the transaction takes the form of a share swap, due to expectations over the capital increase that this process involves. Moreover, the share price of the entity being targeted converges toward the exchange price offered.

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This convergence does not mean that the offer is less attractive, but that the share price already incorporates the offer made to a large extent. In other words, in the absence of this offer, the share prices would be different.

●	Therefore, the premium should only be calculated using as a reference the stock prices from before the transaction was made public (on April 29).

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In this sense, BBVA’s offer implies a premium of 30 percent over the market closing price on April 29[7], 42 percent over the weighted average share price of the previous month, and 50 percent over the weighted average share price of the previous three months[8].

8.	What negotiations and/or prior contact took place with Banco Sabadell before making the offer?

●	Our approach has always been friendly.

●	In mid-April, the BBVA Chair approached the Banco Sabadell Chair to explore a potential merger, based on the terms negotiated in 2020, but with a substantially better financial offer.

●	On April 30th, BBVA presented the written proposal for a merger to Banco Sabadell’s Board. Banco Sabadell rejected the proposal on May 6th.

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On May 8th, BBVA’s Board of Directors agreed to present the offer, with the same financial terms presented to Banco Sabadell’s Board, directly to its shareholders in order to give them the opportunity to decide. This agreement by BBVA’s Board led to the announcement prior to the public offer published the following day, May 9th.

7 As per the terms set out in the market release dated May 1, 2024.

8 Volume-weighted average price (VWAP) of Banco Sabadell and BBVA on the relevant date.

Impact of the transaction

9.	What is the estimated impact of this transaction on BBVA’s CET1 ratio?

●	We expect a limited impact on CET1 of approximately -30 basis points assuming 100% uptake, as this is an all-share transaction.

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The impact on CET1 in the event of 50.01% uptake would be -44 basis points due to the resulting inefficiency in calculating the capital held by minority interests, which would disappear upon reaching a 100% stake.

10.	What are BBVA’s estimates for the restructuring costs associated with the merger of both banks, once the offer to purchase Banco Sabadell shares has been carried out?

●	Once BBVA has acquired a stake equal to or greater than 50.01 percent of Banco Sabadell’s share capital, BBVA intends to merge the two banks.

●	Restructuring costs associated to the merger would stand at approximately €1.45 billion before taxes, which will be recorded in the income statement for the first year after the merger.

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It is important to note that, unlike other market precedents, this transaction will involve lower restructuring costs / savings associated to personnel expenses. This is because both BBVA and Banco Sabadell have already undertaken significant network optimization over the past few years. Most of the synergies are associated with savings in technology and systems costs, as well as other general administration expenses, with a lower associated restructuring cost.

11.	What are the estimated synergies associated with the merger process?

●	The estimated value of the synergies associated with the merger of both banks stands at €850 million before taxes. Main concepts include:

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Operating cost savings anticipated at approximately €750 million before taxes. Of this amount, €450 million corresponds to general expenses (technology and administrative costs) and €300 million to personnel costs.

As part of the cost optimization and rationalization process, BBVA estimates that less than 10 percent of the branches from the integrated bank in Spain will be closed (the equivalent of 300 of the 870 branches with a proximity of less than 500 meters).

The materialization of these synergies is expected to be staggered: 25 percent within the first year post-merger, with the remainder occuring progressively until reaching 100 percent of the estimated savings by the third year after the merger.

○	Savings in funding costs estimated at €100 million before taxes. These savings will accrue gradually as Sabadell wholesale funding instruments mature.

12.	Are you expecting any loss of businesses (i.e. negative revenue synergies) as a result of the transaction?

●	BBVA has not incorporated any positive or negative revenue synergies into the figures it has disclosed.

●	BBVA’s intention is to boost the growth of the combined bank, calculating a capacity to lend an additional €5 billion to families and businesses per year.

13.	If the takeover bid for Banco Sabadell is ultimately successful, would it be possible to unlock the announced synergies while maintaining two independent legal banks, i.e. with no merger?

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In a scenario in which the offer made to Banco Sabadell shareholders is a success, the operation will have received the green light from multiple authorities (including the Spanish competition regulator, the CNMC, the ECB, the Spanish financial markets regulator, the CNMV) and from the shareholders of BBVA and Banco Sabadell who take up the offer.

●	After that, BBVA’s intention is to carry out the merger of the banks. It feels that a scenario in which this does not occur is unlikely.

●	In any event, even without a merger, the operation remains attractive as most of the synergies would be achieved.

14.	Do your calculations consider the cost of breaking up Banco Sabadell’s existing alliances?

●	BBVA has made an estimate, based on public information, of the potential cost of breaking up these existing alliances.

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BBVA’s calculations include a financial penalty arising from the change of control in relation to Banco Sabadell existing alliances in the fields of pensions, bancassurance and payments, as well as the corresponding fair value adjustments.

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However, the calculation does not consider any potential impact in respect of asset management and custodian alliances, as they involve different kinds of commercial agreement, which do not necessarily involve any penalties for a change in control.

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In any case, once BBVA has all the information needed to make a sufficiently informed decision, it will begin a negotiation process with Banco Sabadell partners for each of the existing agreements, and make the best decision based on value creation criteria for shareholders and customers.

15.	What impact will the transaction have on financial inclusion, i.e. on access to financial services in rural areas, among the elderly, etc.?

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BBVA is committed to ensuring that no one is denied access to financial services. The bank will not leave behind any town, neighborhood or area where one of its branch offices plays a vital role for local businesses and communities.

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In fact, in recent years BBVA and the financial sector have partnered closely with the Spanish Ministry of Economy to widen the availability of financial services to all communities and not leave anyone behind. Significant progress has been made in ensuring ongoing access to financial services in rural areas and for those aged over 60, among other achievements.

16.	What impact will the transaction have on regions in which Banco Sabadell has a strong presence, such as Catalonia or the Valencian Community?

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BBVA is fully committed and deeply rooted in the regions within its footprint, especially those where Banco Sabadell is most strongly present: Catalonia and the Valencia region. These are key markets where BBVA is set to intensify its support for business, arts and culture, science and the wider community through its own banking activities and through its non-profit foundations.

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Banco Sabadell will retain not only its corporate center in Sant Cugat del Vallès, but also its brand, which will feature alongside the BBVA brand, in those territories or for those businesses where doing so makes good commercial sense.

●	Moreover, Barcelona’s role as a European hub for startups will be further enhanced by combining the projects and initiatives of both banks.

Extraordinary meeting of BBVA shareholders and regulatory approvals

17.	What does the approval of the capital increase at BBVA’s Extraordinary Meeting mean?

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On July 5th, with 96 percent votes in favor, BBVA’s Extraordinary Shareholders’ Meeting approved the capital increase needed to cover the share exchange offered to Banco Sabadell shareholders (one BBVA share for every 4.83 shares of Banco Sabadell).

●	This milestone marks a highly significant step needed to move forward in the most attractive project in the European banking sector.

●	The approval of the capital increase at the Extraordinary Shareholders’ Meeting was one of the conditions established in the acquisition offer made to Banco

Sabadell shareholders (together with a minimum of 50.01 percent of Banco Sabadell shareholders taking up the offer and obtaining regulatory approval9).

18.	What authorizations does BBVA need to secure before moving ahead with the share exchange?

●	The Spanish Securities Market Commission (CNMV) must green-light the takeover, subject also to confirmation of non-opposition by the European Central Bank.

Competition laws

19.	Does the operation involve any problems from a competition standpoint?

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The businesses of BBVA and Banco Sabadell complement each other. An analysis of the combined market shares of the two banks suggests that the overall share of the domestic market in key segments will remain moderate and BBVA would not be the leading player. At both provincial and national level, their combined market share would be no higher than that to have resulted from other bank mergers in the past.

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In any event, market shares and concentration levels must always be viewed in the context of other equally important factors, such as the rapid pace of change, high competitiveness, low barriers to entry—which are now becoming even lower, in step with the increasing digitization of financial services—and customers’ ability to switch service providers at no cost.

●	The Spanish financial industry is fiercely competitive among large and small operators, including new entrants and fintech companies.

Estimated timeline

20.	When do you expect the bid to be approved?

●	Since the announcement of the offer, on May 9th, through the opening of the acceptance window, we estimate that the process could take about six months.

●	The acceptance period for the share exchange for Banco Sabadell shareholders will take from 30 to 70 natural days.

●	Both estimates are based on the existing terms for regulatory approvals.

9 CNMC and Prudential Regulation Authority (PRA).

21.	What period are you considering for the merger of both entities? What authorizations is the merger subject to?

●	We estimate that the merger will take between 6 and 8 months more, so the integrations should conclude by mid-2025.

●	The merger requires the authorization of the Spanish Ministry of Economy, Commerce and Enterprise.

Banco Sabadell shareholders

22.	What do Banco Sabadell’s shareholders have to do and when?

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Banco Sabadell’s shareholders must decide whether to exchange their shares in Banco Sabadell for shares in BBVA within the period indicated in the terms of the bid (once approved), which is expected around six months from the announcement of the bid.

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Banco Sabadell shareholders wishing to take up the offer, should present in writing a statement of acceptance, within the terms of the acceptance, to the bank participating in Iberclear, where they have their shares in custody, either in person, or by electronic means or by any other means admitted by said entities.

23.	Can any Banco Sabadell shareholder accept the bid or do certain requirements need to be met?

●	The bid extends to all Banco Sabadell shareholders.

24.	What happens to those Banco Sabadell shareholders who decide not to take up the offer?

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BBVA intends to move ahead with the BBVA - Banco Sabadell merger as quickly as possible once the offer has been liquidated, with an exchange equation equivalent to the consideration in the offer, to the extent possible (one new BBVA share for every 4.83 shares of Banco Sabadell).

●	Banco Sabadell shareholders who did not take up the offer during the acceptance period will keep their Banco Sabadell shares until the merger of both banks is complete.

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As a result of the offer, the number of Banco Sabadell shares in circulation held by shareholders other than BBVA could be significantly reduced. Therefore, during the period of time (between the end of the offer and the previously mentioned merger) in which Banco Sabadell remains a listed bank, the liquidity of its shares could be impacted.

●	However, if shareholders representing at least 90 percent of Banco Sabadell’s share capital take up the offer, BBVA will exercise its squeeze-out right over the rest of the Banco Sabadell share capital that did not take up the offer, in the same terms as the initial offer (one new BBVA share for every 4.83 shares of Banco Sabadell). In this case, BBVA would own 100 percent of Banco Sabadell’s share capital and Banco Sabadell would be automatically delisted.

25.	What dividend policy will BBVA follow once the takeover bid reaches completion? Will existing Banco Sabadell shareholders receive lower distributions than they do now?

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BBVA will continue its current shareholder distribution policy, which involves paying out 40 to 50 percent of earnings. Cash dividends can be combined with share buybacks. The bank has also made a commitment to distribute any excess capital over 12 percent[10].

●	In addition to an attractive premium, Banco Sabadell shareholders are set to benefit from a 27 percent[11] increase in earnings per share.

Banco Sabadell customers

26.	What will happen to Sabadell’s customers, especially SMEs?

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BBVA is firmly committed to maintaining Banco Sabadell’s management model for small and medium-sized companies. Barring a financial downturn, BBVA has pledged to maintain the working capital facilities of all small and medium-sized companies for at least 12 months.

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The rationale for the transaction is to complement our strengths with those of Banco Sabadell. We want to combine our experience with that of Banco Sabadell and together build the best bank for all individual, corporate and SME customers.

27.	In what ways will the commercial offering improve for Sabadell customers?

●	Following the transaction, BBVA estimates that the resulting entity will be able to lend roughly €5 billion more each year to both households and businesses.

10 Pro-forma Basel IV CET1 ratio; subject to necessary approvals.

11 Increase in earnings per share (EPS) for Sabadell shareholders, calculated as the variation between the following two figures:

- Initial estimated EPS in 2026: estimated EPS for Banco Sabadell of €0.24/share. This EPS is calculated as the quotient between: estimated net profit in 2026 for Banco Sabadell of €1.25 billion according to analyst consensus published in Bloomberg on April 29, 2024; and the number of Banco Sabadell shareholders after deducting the total amount of shares in the €340 million share buyback plan that the bank had in place on that date (estimated at 5.28 billion shares).

– Estimated final EPS in 2026: estimated EPS in 2026 (adjusted for the proposed exchange ratio of one share of BBVA for every 4.83 shares of Banco Sabadell) for the resulting bank (BBVA+Sabadell) of €0.30/share. This EPS takes into consideration: in the numerator, 1) the sum of the estimated net earnings in 2026 of BBVA and Banco Sabadell according to analyst consensus published in Bloomberg on April 29, 2024 (€8.09 billion and €1.25 billion respectively); plus 2) the net synergies (assuming complete implementation) from taxes (€603 million); in the denominator, the number of shares of the resulting bank (6.86 billion shares), considering 100 percent uptake, adjusted for the indicated exchange ratio.

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Customers of both banks will be able to benefit from a better value proposition, because the two franchises complement one another, the product range will become wider and the resulting bank will command a global reach. Banco Sabadell’s customers also stand to benefit from a new network of branches and ATMs, with a greater presence across the country.

●	The increased scale of the new bank will pave the way for further investments in the development of new capabilities, resulting in a better and more innovative range of products.

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The greater diversification and strength of the combined entity will make it more resilient to adverse macroeconomic events, making it more adept at supporting its customers when they need it the most.

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In addition, Banco Sabadell enterprise customers will be better able to expand into wider international markets within the BBVA footprint. This will bring them fresh business opportunities and boost their potential for growth.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.